
February 6, 2018

John Walker
President and Chief Executive Officer
Zosano Pharma Corporation
34790 Ardentech Court
Fremont, California 94555

> **Re: Zosano Pharma Corporation**
> **Amendment No. 2 to Form S-1**
> **Filed February 6, 2018**
> **File No. 333-222265**

Dear Mr. Walker:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 2 to Form S-1 filed February 6, 2018

Exhibits

1. Please submit a revised legal opinion that addresses all of the securities that are being registered. As counsel has limited the opinion to a dollar amount of securities and pricing will not occur until after effectiveness, it is unclear that counsel has opined on all of the securities being registered.

Please contact Chris Edwards at (202) 551-6761 or Mary Beth Breslin at (202) 551-3625 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Jeffrey L. Quillen, Esq.